Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated July 7, 2026 and Prospectus dated May 11, 2026)
July 8, 2026
Filed Pursuant to Rule 433
Registration Statement No. 333-295759

Jefferies Financial Group Inc.
4.500% SENIOR NOTES DUE 2033

Issuer:	Jefferies Financial Group Inc. (the “Issuer”)

Issue:	4.500% Senior Notes due 2033 (the “Notes”)

Format:	SEC Registered

Security Type:	Senior Unsecured Fixed Rate Notes

Issuer Ratings (Moody’s/S&P/Fitch):	Baa2 (Stable) / BBB (Stable) / BBB+ (Stable)*

Anticipated Issue Ratings (Moody’s/S&P/Fitch):	Baa2 / BBB / BBB+*

Principal Amount:	€850,000,000

Trade Date:	July 8, 2026

Settlement Date**:	July 15, 2026 (T+5)

Settlement and Clearing:	Through the facilities of Clearstream Banking S.A. and/or Euroclear Bank SA/NV

Final Maturity:	July 15, 2033

Interest Payment Date:	Payable annually in arrear on July 15 of each year, commencing on July 15, 2027

Benchmark Security:	DBR 2.300% due February 15, 2033

Spread to Benchmark Security:	+165.4 basis points

Benchmark Security Price and Yield:	96.490%; 2.890%

Coupon:	4.500%

Yield to Maturity (annual):	4.544%

Mid-Swap Yield:	2.994%

Spread to Mid-Swap Yield:	+155 basis points

Public Offering Price:	99.741% of principal amount

Underwriting Discount:	0.400%

Net Proceeds, Before Expenses:	€844,398,500

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Listing / Admission to Trading:
Application is expected to be made to admit the Notes (i) to trading on the Global Exchange Market of the Irish Stock Exchange plc (the “GEM”), trading as Euronext Dublin (“Euronext Dublin”), which is not a regulated market for the purposes of Directive 2014/65/EU, as amended (“MiFID II”) and (ii) to listing on the Official List of Euronext Dublin. The listing and admission to trading applications will be subject to approval by Euronext Dublin. The Issuer currently expects trading in the Notes on the GEM to begin within 30 days after the original issue date. If such a listing is obtained, the Issuer has no obligation to maintain such listing and the Issuer may delist the Notes at any time. Currently there is no public market for the Notes.

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN:	XS3435704575

Common Code:	343570457

Sole Global Co-ordinator:	Jefferies International Limited

Joint Active Book-Runners:	Jefferies International Limited Banco Santander, S.A. Citigroup Global Markets Limited Natixis SMBC Bank International plc Société Générale

Co-Managers:
Banco Bilbao Vizcaya Argentaria, S.A.
BNY Mellon Capital Markets, LLC
CaixaBank, S.A.
Danske Markets Inc.
HSBC Bank plc
Intesa Sanpaolo IMI Securities Corp.
NatWest Markets Plc
Skandinaviska Enskilda Banken AB
Standard Chartered Bank
UniCredit Bank GmbH

Stabilization:	FCA/ICMA

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Notes will be ready for delivery in book-entry form only on or about July 15, 2026, which is the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+5”). You should be advised that trading of the Notes may be affected by the T+5 settlement. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two business days in the place of settlement unless the parties to such trade expressly agree otherwise. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

MiFID II and UK MiFIR – professionals/ECPs only / no EEA PRIIPs KID or UK CCI product summary – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs KID and no UK CCI product summary has been prepared as the Notes are not available to retail investors in the EEA or the UK.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to this offering and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or any underwriter or dealer participating in the offering will arrange to send you the prospectus supplement relating to this offering if you request it  by contacting Jefferies International Limited, by calling toll-free at (877) 877-0696 or by emailing DCMProspectuses@jefferies.com; or Banco Santander, S.A. at 34-91-257-2029, or by email at syndicate@gruposantander.com; or Citigroup Global Markets Limited toll-free at 1-800-831-9146, or by email at prospectus@citi.com; or Natixis at 1-866-425-1819, or by email at legal.bonds@natixis.com; or SMBC Bank International plc at +44 (0)20 4507 1000, or by email at GBLOSecuritiesLegal@gb.smbcgroup.com; or Société Générale at +33 (0)1 42 13 32 16, or by email at eur-glba-syn-cap@sgcib.com.